Exhibit 99.9

CONSULTING AGREEMENT

This Consulting Agreement (this “Agreement”) is entered into as of January 11, 2019 between Intersections, Inc. (the “Company”) and Michael R. Stanfield (the “Consultant”). The terms and conditions set forth in this Agreement shall be null and void ab initio and of no force and effect in the event the Merger (as defined below) is not consummated for any reason.

WHEREAS, the Company, WC SACD One Parent, Inc., a Delaware corporation (the “Parent”), and WC SACD One Merger Sub, Inc., a Delaware corporation, have entered into an Agreement and Plan of Merger, dated as of October 31, 2018 (the “Merger Agreement”);

WHEREAS, upon the consummation of the transactions contemplated by the Merger Agreement (the “Merger”), the Company will become a subsidiary of Parent and, following the Merger, Parent will be a subsidiary of WC SACD One, Inc. (“WC SACD One”);

WHEREAS, the Consultant shall cease to serve as the President and Executive Chairman of the Company as of the date on which the Merger is consummated (the “Effective Date”); and

WHEREAS, the Company wishes to secure the services of the Consultant as an independent contractor, effective as of the Effective Date, pursuant to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.         Services. The Company engages the Consultant, and the Consultant accepts such engagement, as an independent contractor to provide the services listed on Schedule 1 (the “Services”) to the Company pursuant to the terms and conditions set forth in this Agreement. To the extent the Consultant performs any Services on the Company’s premises or uses the Company’s equipment, the Consultant shall comply with all applicable policies of the Company relating to business and office conduct, health and safety, and use of the Company’s facilities, supplies, information technology, equipment, networks, and other resources.

2.         Term. The term of this Agreement shall commence on the Effective Date and shall continue through the eighteen (18) month anniversary of the Effective Date, unless earlier terminated in accordance with Section 7 (the “Term”). Any extension of the Term will be subject to mutual written agreement between the parties.

3.         Remuneration and Expenses.

 3.1          During the Term, the Company agrees to pay the Consultant a monthly consulting fee for the provision of Services, payable monthly in arrears, at the following rates (the “Fee”):

(a)          $25,000.00 per month, during the initial twelve (12) months of the Term; and

(b)          $33,333.33 per month, after the initial twelve (12) months of the Term.

3.2          As soon as practicable following the Effective Date (and in any event within thirty (30) days thereafter), WC SACD One shall issue to the Consultant an equity grant subject to the following terms and conditions:

(a)          The equity grant will be in the form of a nonqualified stock option to acquire:

(i)          700,000 shares of common stock of WC SACD One, in accordance with the pro forma capitalization table attached hereto as Exhibit A (the “Pro Forma Cap Table”), which may be adjusted in good faith to the extent the actual capitalization of WC SACD One immediately following the consummation of the Merger is different from the Pro Forma Cap Table, with an exercise price equal to the fair market value of a share of common stock of WC SACD One on the date of grant (the “Base Award”); and

(ii)          in consideration for the Consultant serving as a director of the Company, 139,178 shares of common stock of WC SACD One, in accordance with the Pro Forma Cap Table, which may be adjusted in good faith to the extent the actual capitalization of WC SACD One immediately following the consummation of the Merger is different from the Pro Forma Cap Table, with an exercise price equal to the fair market value of a share of common stock of WC SACD One on the date of grant (the “Director Award,” and together with the Base Award, the “Equity Award”).

(b)          Subject to Section 7.3 of this Agreement, the Equity Award will vest as follows:

(i)          1/3 of the Base Award will vest on the six (6) month anniversary of the date of grant, subject to the Consultant’s continued service under this Agreement;

(ii)          2/3 of the Base Award shall vest in six (6) equal installments with each installment vesting every three (3) months following the date of grant, with the last installment vesting on the eighteen (18) month anniversary of the date of grant, subject to the Consultant’s continued service under this Agreement;

(iii)          The Director Award shall vest in twelve (12) equal installments with each installment vesting every three (3) months following the date of grant, with the last installment vesting on the three (3) year anniversary of the date of grant, subject to the Consultant’s continued service as a member of the Board of Directors of WC SACD One.

(c)          The Equity Award shall be subject to the applicable equity plan and the standard form of award agreements to be entered into by the Consultant, as well as any shareholders agreement or operating agreement applicable to the Consultant (to the extent not inconsistent with the terms of this Agreement).

(d)          Notwithstanding anything herein to the contrary, the Equity Award shall not be exercisable beyond the expiration date set forth in the applicable award agreement, which expiration date shall not be (subject to Sections 3.2(c) and 7.3(a) and 7.3(b)) less than ten (10) years from the grant date of the Equity Award.

3.3          The Consultant understands and acknowledges that the remuneration described in this Section 3 shall be in lieu of any and all other compensation, benefits and plans for the Services, and that, in the event an employee benefit plan of any nature is developed or maintained by the Company in the future, the Consultant shall have no right to participate therein by virtue of this Agreement.

3.4          In addition to the compensation provided for under Section 3.1, the Company agrees to pay or to reimburse the Consultant during the Term for all reasonable, ordinary and necessary business expenses incurred in the performance of the Services hereunder (the “Expenses”) in accordance with the applicable policies, travel or otherwise, of the Company as from time to time in effect. Any Expenses that are reimbursable under this Section 3.4 shall be reimbursed to the Consultant within thirty (30) days of the Company’s receipt of the statements, receipts or bills evidencing such Expenses for which the Consultant seeks reimbursement.

3.5          Pursuant to and in accordance with the Voting Agreement dated as of January 4, 2019 by and among WC SACD One and the other parties thereto (the “Voting Agreement”), in connection with the Contributions (as defined in the Voting Agreement), certain stockholders of WC SACD One may contribute their shares of WC SACD One to HoldCo (as defined in the Voting Agreement) in exchange for shares of capital stock of HoldCo, whereupon this Agreement shall be assigned to and assumed by HoldCo, and (a) all references to the “WC SACD One” shall be deemed to refer to HoldCo, (b) all references to common stock of WC SACD One shall be deemed to refer to common stock of Holdco, and (c) all references to the Board of Directors WC SACD One shall be deemed to refer to the Board of Directors of HoldCo.

4.         Relationship of the Parties.

4.1          The Consultant is an independent contractor of the Company, and this Agreement shall not be construed to create any association, partnership, joint venture, employee, or agency relationship between the Consultant and the Company for any purpose. The Consultant has no authority (and shall not hold himself out as having authority) to bind the Company, and the Consultant shall not make any agreements on the Company’s behalf without the Company’s prior written consent.

4.2          Without limiting Section 4.1, the Consultant will not be eligible under this Agreement to participate in any vacation, group medical or life insurance, disability, profit sharing or retirement benefits, or any other fringe benefits or benefit plans offered by the Company to its employees, and the Company will not be responsible for withholding or paying any income, payroll, Social Security or other federal, state or local taxes, making any insurance contributions, including unemployment or disability, or obtaining worker’s compensation insurance on the Consultant’s behalf. The Consultant shall be responsible for, and shall indemnify the Company against, all such taxes or contributions, including penalties and interest.

5.         Existing Employment Agreement. The Company acknowledges and agrees that, following the Consultant’s cessation of services as an employee of the Company on the Effective Date, the Company shall pay the Consultant the severance payments and benefits described in and pursuant to the terms (and subject to the conditions) set forth in that certain Amended and Restated Employment Agreement between the Consultant and the Company, dated January 10, 2017 and subsequently amended on December 6, 2017 (the “Employment Agreement”). For clarity, such severance payments and benefits shall be calculated as if the Consultant’s employment under the Employment Agreement was terminated upon a change in control of the Company.

6.         Representations and Warranties. The Consultant represents and warrants to the Company that:

(a)          he has the right to enter into this Agreement, to grant all rights granted, and to perform fully all of his obligations in this Agreement;

(b)          his entering into this Agreement with the Company and his performance of the Services do not and will not conflict with or result in any breach or default under any other agreement to which he is subject; and

(c)          he shall perform the Services in compliance with all applicable federal, state, and local laws and regulations.

7.         Termination.

7.1          The Consultant may terminate this Agreement for any reason or the Company may terminate this Agreement without Cause (as defined below), in each case upon thirty (30) days’ written notice. The Company may terminate this Agreement, effective immediately, for Cause or upon the Consultant’s death or Disability. For purposes of this Agreement, “Disability” means an inability to perform the Services by virtue of illness or physical or mental incapacity or disability (from any cause or causes whatsoever) for a period of 90 consecutive days or 180 non-consecutive days during any 12-month period, as reasonably determined by the Company in good faith.

7.2          In the event of a termination of this Agreement for Cause by the Company or upon the Consultant’s death or Disability, or without Cause after the initial eighteen (18) months of the Term or by the Consultant for any reason at any time, the Company shall pay the Consultant any accrued but unpaid Fees, and reimburse the Consultant for any incurred but unreimbursed Expenses, up to and including the date of such termination. In the event of a termination of this Agreement without Cause by the Company during the initial eighteen (18) months of the Term, the Company shall continue to pay the Consultant the Fees for the remainder of such initial Term and to reimburse the Consultant for any unreimbursed Expenses incurred up to and including the date of such termination.

7.3          The Equity Award shall be subject to the following treatment upon a termination of the Consultant’s services:

(a)          Subject to Section 7.3(c), any unvested portion of the Equity Award shall accelerate and vest in full upon:

(i)          any (A) material breach of this Agreement by the Company which breach is not cured (if susceptible to cure) by the Company within fifteen (15) days after written notice thereof from the Consultant, (B) the termination of this Agreement by the Company before the end of the initial eighteen (18) months of the Term for any reason other than for Cause or (C) the removal of the Consultant as a director of the Company without Cause; or

(ii)          a “Change of Control” of WC SACD One, which shall mean: the acquisition of WC SACD One by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation or stock transfer, but excluding any such transaction effected primarily for the purpose of changing the domicile of WC SACD One or a bona-fide financing of WC SACD One), unless WC SACD One’s stockholders of record immediately prior to such transaction or series of related transactions hold, immediately after such transaction or series of related transactions, at least 50% of the voting power of the surviving or acquiring entity (provided that the sale by WC SACD One of its securities for the purposes of raising additional funds shall not constitute a Change of Control hereunder); or a sale of all or substantially all of the assets of WC SACD One. Notwithstanding the foregoing, a Change of Control of WC SACD One shall not be deemed to have occurred solely because (1) WC SACD One, (2) an affiliate of WC SACD One or “Initial Stockholders” (as defined below), (3) any one or more members of executive management of WC SACD One or its subsidiaries, (4) any employee stock ownership plan or any other employee benefit plan of WC SACD One or any affiliate or (5) any combination of the Persons (as defined below) referred to in the preceding clauses (1) through (4) becomes the actual or beneficial owner (within the meaning of rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) of 50% or more of the Voting Securities (as defined below) of WC SACD One. As used in this Section 7.3(a)(ii), the following terms shall have the meanings set forth below: (x) “Initial Stockholders” means the stockholders of WC SACD One immediately prior to any transaction which may constitute a Change of Control; (y) “Person” means any individual, corporation, partnership, group, association or other “person,” as such term is used in section 14(d) of the Exchange Act; and (z) “Voting Securities” means, with respect to any Person, any securities entitled to vote (including by the execution of action by written consent) generally in the election of directors of such Person (together with direct or indirect options or other rights to acquire any such securities).

In the event the Equity Award vests in full under either of the preceding clauses (i) or (ii), the Equity Award shall be exercisable until the three (3) year anniversary of the later of (i) the date of termination of this Agreement or (ii) the date that the Consultant ceases to serve as a member of the Board of Directors of WC SACD One.

(b)          Upon a resignation by the Consultant for any reason, the unvested portion of the Equity Award will be subject to immediate termination in exchange for no consideration and the vested portion of the Equity Award shall be exercisable until the three (3) year anniversary of the later of (i) the date of termination of this Agreement or (ii) the date that the Consultant ceases to serve as a member of the Board of Directors of WC SACD One.

(c)          The Equity Award (both the vested and unvested portion) will be subject to immediate termination in exchange for no consideration upon the existence of Cause. For a period commencing on the date of the Consultant’s termination of service and ending on the one-year anniversary of the date of the Consultant’s termination of service, WC SACD One shall be entitled to recover from the Consultant any portion of the Equity Award in exchange for no consideration to the extent the Board of Directors of WC SACD One or the Company reasonably discovers following the Consultant’s termination of service that grounds existed for terminating his services for Cause.

7.4          “Cause” shall mean that the Consultant (i) has been convicted of, or entered a plea of nolo contendere to, a misdemeanor involving moral turpitude or any felony under the laws of the United States or any state or political subdivision thereof, (ii) has committed an act constituting a breach of fiduciary duty, fraud, gross negligence or willful misconduct, (iii) has engaged in conduct that violated the Company’s or WC SACD One’s then existing internal policies or procedures (provided that such policies and procedures had been made available to the Consultant prior to the alleged violative conduct) and that is materially detrimental to the business, reputation, character or standing of the Company or WC SACD One or any of their respective subsidiaries, or (iv) after written notice to the Consultant and a reasonable opportunity of at least thirty (30) days to cure, the Consultant shall continue (x) to be in material breach of the terms of this Agreement; (y) to fail or refuse to attend to the material duties and responsibilities reasonably assigned to him by the Board of Directors of WC SACD One consistent with his authority, position and responsibilities under this Agreement, or (z) to fail to respond to a request for Services for more than thirty (30) days, unless the Consultant had given notice to the Company or WC SACD One that the Consultant would be traveling with limited access to email or other electronic communications during the period in which the request for Services was made.

8.         Other Business Activities. The Consultant agrees that during his engagement by the Company and for thirty-six (36) months thereafter, regardless of the circumstances which result in his cessation of services to the Company, he shall not within the continental United States or Canada engage or attempt to engage, directly or indirectly, whether as an employee, officer, director, consultant or otherwise, in any business activity which is the same as, substantially similar to or directly competitive with the business activity of WC SACD One or the business activity of the Company, each as conducted by WC SACD or the Company on the date of the Consultant’s cessation of services to the Company; provided, however, nothing in this Section 8 shall prevent the Consultant from owning, solely as an investment, up to 5% of the securities of any publicly-traded company.

9.         Assignment. The Consultant shall not assign any rights, or delegate or subcontract any obligations, under this Agreement without the Company’s prior written consent. Any assignment in violation of the foregoing shall be deemed null and void. The Company may freely assign its rights and obligations under this Agreement at any time (including, for the avoidance of doubt, as set forth in Section 3.5 of this Agreement). Subject to the limits on assignment stated above, this Agreement will inure to the benefit of, be binding on, and be enforceable against each of the parties and their respective successors and assigns.

10.       Miscellaneous.

  10.1          Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth below:

To the Company:	Intersections, Inc.
c/o iSubscribed Inc.
15 Network Drive
Burlington, Massachusetts 01803
Attention: Blake Cunneen
Facsimile: (617) 818-1887
E-mail: Blake@isubscribed.com

with a copy to:	Gibson, Dunn & Crutcher LLP
2029 Century Park East, Suite 4000
Los Angeles, CA 90067
Attn: Ari Lanin; Benyamin Ross
Email: ALanin@gibsondunn.com; BRoss@gibsondunn.com

To Michael Stanfield:	Michael Stanfield
P.O. Box 2183
Middleburg, VA 20118
Email: MStanfield@intersections.com

with copy to:	Davis & Gilbert LLP
1740 Broadway
New York, NY 10019
Attn: Ralph W. Norton
Email: rnorton@dglaw.com

  10.2          Entire Agreement. This Agreement, and related exhibits and schedules, constitutes the sole and entire agreement of the Parties, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter, including, for the avoidance of doubt, the Continuity Agreement – Term Sheet, dated October 31, 2018, by and between WC SACD One and the Consultant.

  10.3          Amendments. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party, and any of its terms may be waived, only by a written document signed by each party or, in the case of waiver, by the party or parties waiving compliance.

  10.4          Governing Law. This Agreement, including all schedules attached, shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without giving effect to the conflict of laws provisions.

  10.5          Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

  10.6          Execution. This Agreement may be executed in counterparts and by facsimile signature, each of which shall be deemed an original and all of which together shall constitute one instrument.

  10.7          Dispute Resolution. Each party irrevocably submits to the exclusive jurisdiction of the United States District Court for the Eastern District of Virginia located in Alexandria, Virginia, or if such court does not have jurisdiction, the state court of the State of Virginia located in Fairfax, Virginia, for the purposes of any suit, action or other proceeding arising out of or in connection with this Agreement or any transaction contemplated hereby. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in such courts and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

  10.8          WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE SECURITIES OR THE SUBJECT MATTER HEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

  10.9          Interpretation. When a reference is made in this Agreement to a Section, or Exhibit such reference shall be to a Section or Exhibit of this Agreement unless otherwise indicated. The headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified.

  10.10          Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

  10.11          Further Assurances. At any time or from time to time after the date hereof, the parties hereto agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

    10.12          No Presumption Against Drafting Party. Each party hereto acknowledges that it has been provided with the opportunity to be represented by legal counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived by each party hereto.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have hereunto set their hands under seal, as of the date first above written.

ACCEPTED AND AGREED:

CONSULTANT

/s/ Michael R. Stanfield
Name: Michael R. Stanfield

Date:

INTERSECTIONS, INC.,
a Delaware corporation

/s/ Ronald L. Barden
Name: Ronald L. Barden
Title: Chief Financial Officer
Date: January 4, 2019

SCHEDULE 1

The Consultant will assist with transition of his former duties to his successor as Chief Executive Officer of the Company and facilitate continuity with third party vendors and customers. The Consultant will also be available to provide advice and assistance with respect to any reorganization of the Company, WC SACD One, and their affiliates following the Merger.

The Services will be provided by the Consultant on an as needed basis subject to his reasonable availability with advance notice and subject to the reasonable direction of the Chief Executive Officer or Board of Directors of WC SACD One or the Company, provided that the total hours of Services provided by the Consultant will in any event not exceed 19.9% of the total hours of service provided by him to the Company during the thirty-six (36) months preceding the Effective Date.

During the Term, the Consultant shall be on and have full connectivity to Intersection’s email and shall have reasonable access to data in Intersection’s systems, consistent with his historical access, to allow him to advise the Company on financial, marketing, and operational matters.